Exhibit 99.1

Canagold Optionee Getchell Gold Corp. Approves Early Option
Payment on the Fondaway Canyon Gold Project, Nevada

Vancouver, Canada –December 11, 2020 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) (“Canagold” or the "Company"), is pleased to announce that Getchell Gold Corp. ("Getchell") has informed the Company that first year expenditure commitments have been met and the Getchell Board of Directors have approved the 1st Anniversary payment under the definitive option agreement to acquire 100% of the Fondaway Canyon Gold Project in Nevada (“Fondaway” or the “Property”).

Under the terms of the Option Agreement Canagold will receive a cash payment of US$100,000 and issuance of US$200,000 in shares of Getchell in advance of the 1st anniversary date of January 7, 2021.

About the Property

Fondaway is an advanced stage gold property with a large historic resource located in Churchill County, Nevada comprising 136 unpatented lode claims totaling 898 hectares (2,220 acres). Gold was first discovered in Fondaway Canyon in 1977 and over the intervening 40+ years has been the subject of multiple exploration campaigns totaling 735 reverse circulation and core drill holes, small-scale open pit mining of the oxidized zone at surface, and underground development limited to exploration and bulk sampling along one of the main gold mineralized shear vein zones.

Getchell recently completed a 6-hole drill program at Fondaway Canyon and assay results are pending due to a backlog in sample processing is the combined result of the high volume of samples received due to the increased exploration activity in Nevada triggered by a strong gold market and staffing deficiencies at the analytical lab associated with COVID-19.

Getchell can acquire a 100% interest in the Property under the terms of the Option Agreement by making certain cash payments and share issuances to Canagold and incurring exploration expenditures on the Property (See news release of January 7, 2020). Upon exercise of the option Canagold will retain a 2% NSR on the Property.

Fondaway is one of 11 mineral properties in the American Innovative Minerals (“AIM”) USA gold package acquired by Canagold in 2017 and is one of 4 AIM properties optioned out to third parties wanting to explore and earn interests in Canagold’s Nevada, Idaho and Montana portfolio. Canagold continues to receive expressions of interest in the remaining 7 AIM USA properties as well as the Corral Canyon project in Nevada.

Canarc is focused on creating shareholder value by advancing its flagship New Polaris Gold Project and acquiring new gold properties with exciting discovery potential.

Qualified Person

Garry Biles, P. Eng, President & COO for Canagold Resources Ltd., is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. The Company is currently focused on advancing its core asset, the New Polaris Project, and continuing a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.